Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION OF

BLUE RIDGE BANKSHARES, INC.

I. Name. The name of the corporation is Blue Ridge Bankshares, Inc.

II. Text of Amendment. Subsection A of Section 1 of Article II of the corporation’s Articles of Incorporation shall be amended to increase the number of authorized shares of common stock from 50,000,000 to 150,000,000 shares. Subsection A of Section 1 of Article II is hereby amended and restated in its entirety as follows:

A. The Corporation is authorized to issue one hundred fifty million (150,000,000) shares of capital common stock with no stated par value.

III. Board Adoption and Shareholder Approval. The amendment was unanimously adopted by the Board of Directors of the corporation on April 1, 2024. The amendment was submitted to the shareholders of the corporation by its Board of Directors in accordance with the requirements of the Virginia Stock Corporation Act (the “Act”) at a special meeting of shareholders held on June 20, 2024, and the amendment was duly approved by the shareholders of the corporation in the manner required by the Act and the corporation’s Articles of Incorporation.

IV. Effective Date. The Certificate of Amendment to be issued as a result of the filing of these Articles of Amendment shall become effective as of 5:01 p.m. Eastern Time on June 21, 2024 in accordance with Section 13.1-606 of the Act.

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IN WITNESS WHEREOF, Blue Ridge Bankshares, Inc. has caused these Articles of Amendment to be signed as of this 20th day of June, 2024.

BLUE RIDGE BANKSHARES, INC.

By:	/s/ G. William Beale
G. William Beale
President and Chief Executive Officer

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